[redacted]

13010135

…MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GARRETT NAGLE & CO. INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 UNICORN PARK DRIVE
(No. and Street)

WOBURN MA 01801
(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2013
03 REGISTRATIONS BRANCH

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARRETT J. NAGLE JR. 617-737-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider, Schneider, & Associates PC
(Name – *if individual, state last, first, middle name*)

35 Briantree Hill Office Park Braintree MA 02184
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

cm

EM 3/8/13

OATH OR AFFIRMATION

I, GARRETT J. NAGLE, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garrett Nagle & Company, Inc, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELAINE P. LOMBARDO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 3, 2017

Signature

PRESIDENT
Title

Elaine P. Lombardo
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRETT NAGLE & COMPANY, INC.

Financial Statements
Years ended December 31, 2012 and 2011

GARRETT NAGLE & COMPANY, INC.

Years ended December 31, 2012 and 2011

Contents

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
35 BRAINTREE HILL OFFICE PARK
BRAINTREE, MASSACHUSETTS 02184-8709
TEL. (781) 843-6601
FAX (781) 849-6772

Independent Auditors' Report

Board of Directors
Garrett Nagle & Company, Inc.
Woburn, Massachusetts

We have audited the accompanying financial statements of Garrett Nagle & Company, Inc., which comprise the statements of financial position as of December 31, 2012 and 2011, and the related statements of income (loss) and comprehensive income (loss), shareholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garrett Nagle & Company, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 15 through 20 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 15 through 20 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 15 through 20 is fairly stated in all material respects in relation to the financial statements as a whole.

Schneider, Schneider & Associates, P.C.

February 1, 2013

GARRETT NAGLE & COMPANY, INC.

Statements of Financial Position
December 31, 2012 and 2011

ASSETS

	2012	2011
Current assets:		
Cash and cash equivalents	$ 617,529	$ 519,088
Marketable securities	798,577	649,946
Receivable for investments sold	34,219	85,379
Accounts receivable	25,047	18,866
Prepaid expenses	2,863	3,090
Total current assets	1,478,235	1,276,369
Property and equipment, net	28,022	35,495
Noncurrent assets:		
Restricted cash	25,016	24,867
Total assets	$ 1,531,273	$ 1,336,731

LIABILITIES AND SHAREHOLDER'S EQUITY

	2012	2011
Current liabilities:		
Accounts payable and accrued expenses	$ 18,032	$ 25,837
Accrued pension contribution	23,167	24,633
Deferred rent	769	5,383
Deferred investment advisor fees	429,363	419,375
Total current liabilities	471,331	475,228
Shareholder's equity:		
Common stock, 250,000 shares authorized; 25,000 shares issued and outstanding	25,000	25,000
Additional paid-in-capital	17,428	17,428
Retained earnings	685,591	648,242
Accumulated other comprehensive income	331,923	170,833
Total shareholder's equity	1,059,942	861,503
Total liabilities and shareholder's equity	$ 1,531,273	$ 1,336,731

See notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

Statements of Income (Loss) and Comprehensive Income (Loss)
Years ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Investment advisory fees	$ 951,534	$ 985,797
Commissions	554,586	520,558
Net miscellaneous income	2,247	1,429
Total revenues	1,508,367	1,507,784
Operating expenses	1,488,909	1,544,503
Income (loss) from operations	19,458	(36,719)
Other income and expense:		
Realized gain on marketable securities	7,385	(3,343)
Dividend and interest income	13,742	17,670
Loss on disposal of equipment	(3,236)	-
Total other income	17,891	14,327
Net income (loss)	37,349	(22,392)
Other comprehensive loss:		
Unrealized loss on marketable securities	161,090	(98,581)
Comprehensive income (loss)	$ 198,439	$ (120,973)

GARRETT NAGLE & COMPANY, INC.

Statements of Shareholder's Equity
Years ended December 31, 2012 and 2011

	Common Stock		Additional		Accumulated	
	Number of Shares	Value	Paid in Capital	Retained Earnings	Other Comprehensive Income	Total Shareholder's Equity
Balance at January 1, 2011	25,000	$ 25,000	$ 17,428	$ 770,634	$ 269,414	$ 1,082,476
Shareholder Distribution	-	-	-	(100,000)	-	(100,000)
Net unrealized loss on securities	-	-	-	-	(98,581)	(98,581)
Net loss	-	-	-	(22,392)	-	(22,392)
Balance at December 31, 2011	25,000	25,000	17,428	648,242	170,833	861,503
Net unrealized gain on securities	-	-	-	-	161,090	161,090
Net income	-	-	-	37,349	-	37,349
Balance at December 31, 2012	25,000	$ 25,000	$ 17,428	$ 685,591	$ 331,923	$ 1,059,942

See notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

Statements of Cash Flows
Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ 37,349	$ (22,392)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	11,753	12,135
Realized gain (loss) on marketable securties	(7,385)	3,343
Loss on disposal of equipment	3,236	-
Securities donated to charity	10,000	15,001
Changes in operating assets and liabilities:		
Accounts receivable	(6,181)	(17,104)
Prepaid expenses	227	1,486
Accounts payable and accrued expenses	(7,805)	5,457
Accrued pension contribution	(1,466)	633
Deferred rent	(4,614)	(4,614)
Deferred revenue	9,988	(6,267)
Net cash provided (used) by operating activities	45,102	(12,322)
Cash flows from investing activities:		
Purchases of marketable securities	(118,055)	(344,348)
Proceeds from the sales of marketable securities	179,059	685,509
Transfer to restricted cash	(149)	(198)
Acquisition of property and equipment	(7,516)	(5,383)
Net cash provided by investing activities	53,339	335,580
Cash flows from financing activities:		
Distribution to shareholder	-	(100,000)
Net cash used by financing activities	-	(100,000)
Net increase in cash and cash equivalents	98,441	223,258
Cash and cash equivalents at beginning of year	519,088	295,830
Cash and cash equivalents at end of year	$ 617,529	$ 519,088
Supplemental disclosures of cash flow information:		
State income tax paid	$ 1,651	$ 3,297

See notes to financial statements.

1. Nature of business:

Garrett Nagle & Company, Inc. (the "Company") is an investment advisor and broker-dealer in Woburn, Massachusetts and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary sources of revenue are generated through investment advisory services provided for its customers and commission earned on trades consummated on behalf of these customers.

2. Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions involve the areas of fair values of marketable securities and certain accrued expenses. Accordingly, actual results could differ from those estimates.

Securities transactions:

Proprietary securities transactions are recorded on the trade date, as if they had settled. Therefore, realized gains and losses arising from all securities transactions entered into for the account and the risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported to them on a settlement-date basis with related commission income and expenses reported on a trade-date basis in the Company's financial statements.

Cash and cash equivalents:

The Company considers money market funds all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. The Company places its temporary cash investments with financial institutions considered by management to be of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit.

Accounts receivable and receivable for investments sold:

Accounts receivable represent commissions due. Receivable for investments sold represents balances due for current year trades that were settled in the following year. No allowance has been provided for on these balances, because management believes all amounts are collectible.

2. Summary of significant accounting policies: (Continued)

Marketable securities:

The Company accounts for marketable securities in accordance with generally accepted accounting principles. Securities are categorized as available-for-sale and are stated at their fair market value, with unrealized gains and losses reported as a separate component of stockholder's equity unless a decline in value is deemed to be other-than-temporary, in which case affected securities are written down and the loss charged to income. The cost of securities sold is determined using the specific identification method as a basis of recognizing realized gains and losses. (See Note 10).

Other-than-temporary impairment of securities:

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Property and equipment:

Property and equipment is stated at cost. Depreciation and amortization are recorded on the straight-line basis over the estimated useful life of the related assets. Maintenance and repairs are charged to expense as incurred, while any additions or improvements are capitalized.

Revenue recognition:

Investment advisory fees are billed and collected annually, in advance, and recognized ratably on a monthly basis as earned during the year. Fees collected in advance and not yet earned are recorded as deferred revenue.

Commission revenue is received monthly and recorded in the period earned.

2. Summary of significant accounting policies: (Continued)

Income taxes:

The Company's sole shareholder has elected, under the provisions of the Internal Revenue Code, to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its shareholder for income tax purposes. Accordingly, no provision has been made for income taxes. The Company is subject to corporate state tax on net taxable income if the Company's annual revenue exceeds certain dollar values. The Company's annual revenue did not exceed these thresholds in 2012 and 2011, however, it is subject to an excise tax on the greater of its tangible property or net worth.

The Company accounts for uncertainty with regard to income taxes in accordance with accounting principles generally accepted in the United States of America. Since the Company is an S Corporation and generally not subject to federal or state taxes, there are no material unrecognized tax benefits or adjustments to liabilities or operations required as of December 31, 2012.

The Company's tax returns for the years ended December 31, 2009 through 2012 are subject to examination by the Internal Revenue Service and state taxing authorities, although no such examinations have been initiated as of the date of the Accountants' Audit Report.

Subsequent Events

Subsequent events were evaluated through February 1, 2013, which is the date the financial statements were available to be issued.

3. Property and equipment:

Property and equipment consists of the following at December 31:

	2012	2011
Motor vehicle	$ 97,215	$ 97,215
Office equipment	65,580	70,196
Furniture and fixtures	36,582	36,582
Leasehold improvements	5,695	5,695
	205,072	209,688
Less accumulated depreciation and amortization	177,050	174,193
	$ 28,022	$ 35,495

Depreciation and amortization expense was $11,753 and $12,135 in 2012 and 2011, respectively.

4. Marketable securities:

Marketable securities classified as available-for-sale consisted of the following:

December 31, 2012	Cost	Market	Cumulative Unrealized Gain	Cumulative Unrealized Loss
Corporate Bonds	$ 82,594	$113,268	$ 30,674	$ -
Equities:				
Consumer Discretionary	81,770	93,850	12,080	-
Consumer Staples	12,044	43,450	31,406	-
Energy	20,385	31,870	11,485	-
Financial	46,734	135,024	88,290	-
Healthcare	44,166	100,800	56,634	-
Industrials	26,095	25,926	-	169
Technology	152,866	254,389	102,923	(1,400)
	384,060	685,309	302,818	(1,569)
Total	$466,654	$798,577	$333,492	($ 1,569)

December 31, 2011	Cost	Market	Cumulative Unrealized Gain	Cumulative Unrealized Loss
Corporate Bonds	$ 82,594	$108,986	$ 26,392	$ -
Equities:				
Consumer Discretionary	81,770	76,200	-	(5,570)
Consumer Staples	15,868	40,137	24,269	-
Energy	40,770	45,640	4,870	-
Financial	57,279	97,656	48,417	(8,040)
Healthcare	44,166	138,525	94,359	-
Technology	156,666	142,802	8,781	(22,645)
	396,519	540,960	180,696	(36,255)
Total	$479,113	$649,946	$207,088	($ 36,255)

4. Marketable securities: (Continued)

For the years ended December 31, 2012 and 2011, net realized gains (losses) of $7,385 and $(3,343), respectively, were transferred from accumulated other comprehensive income and recognized in income.

The Company donated securities with a fair value of $10,001 and $15,001 to charities in 2012 and 2011, respectively.

5. Commitments:

Operating leases:

The Company leases office space in Woburn, Massachusetts under a non-cancellable operating lease, which originally expired on February 28, 2013. In 2012, the Company extended their lease for one year, which expires February 28, 2014. The lease requires monthly rental payments. The Company received 2 months of free rent which are being amortized over the term of the lease on a straight line basis.

Future minimum lease payments under the lease described above are as follows:

2013	$109,000
2014	18,000
	$127,000

Total rent expense, including operating expenses, for the years ended December 31, 2012 and 2011 was $101,000 and $98,000, respectively.

6. 401(k) Profit Sharing Plan:

The Company sponsors a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. Annual employer contributions to the 401(k) plan are calculated at 3% of qualifying compensation for all active participants. The Company may also make discretionary profit sharing contributions to the Plan, which, if made, are allocated on the basis of employee compensation. The total expense under the Plan for the years ended December 31, 2012 and 2011 was $28,000 and $28,000, respectively.

7. Net capital:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $100,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 and 2011, the Company had net capital of $776,462 and $592,646, respectively, exceeding the minimum net capital requirement of $100,000 for each year. At December 31, 2012 and 2011, the Company had a ratio of aggregate indebtedness to net capital of .54 to 1 and .69 to 1, respectively, lower than the maximum ratio allowed of aggregate indebtedness to net capital of 15 to 1 for each year.

8. Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. Restricted cash:

The Company maintains a certificate of deposit as collateral for an irrevocable letter of credit required by the Woburn office lease.

10. Fair Value Measurements:

The Company has implemented the provisions of generally accepted accounting principles regarding fair value measurements and disclosure. These provisions establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

10. Fair Value Measurements: (Continued)

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Fair market value is determined to be the last reported sales price of the marketable securities as listed on the applicable public exchange at closing on the last business day of the period.

The following tables present by level, within the fair value hierarchy, the Company's investment assets at fair value, as of December 31, 2012 and 2011. As required by professional standards, investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

December 31, 2012	Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities:				
Corporate bonds	$113,268	$ -	$113,268	$ -
Equities:				
Consumer Discretionary	93,850	93,850	-	-
Consumer Staples	43,450	43,450	-	-
Energy	31,870	31,870	-	-
Financial	135,024	135,024	-	-
Healthcare	100,800	100,800	-	-
Industrials	25,926	25,926	-	-
Technology	254,389	254,389	-	-
	685,309	685,309	-	-
Total	$798,577	$685,309	$113,268	$ -

10. **Fair Value Measurements: (Continued)**

December 31, 2011	Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities:				
Corporate bonds	$108,986	$ -	$108,986	$ -
Equities:				
Consumer Discretionary	76,200	76,200	-	-
Consumer Staples	40,137	40,137	-	-
Energy	45,640	45,640	-	-
Financial	97,656	97,656	-	-
Healthcare	138,525	138,525	-	-
Technology	142,802	142,802	-	-
	540,960	540,960	-	-
Total	$649,946	$540,960	$108,986	$ -

SUPPLEMENTARY INFORMATION

GARRETT NAGLE & COMPANY, INC.

Schedules of Operating Expenses
Years ended December 31, 2012 and 2011

	2012	2011
Automobile expense	$ 2,894	$ 1,999
Bank services	312	392
Charitable contributions	15,001	20,351
Clearing charges	138,796	122,080
Commissions	10,093	10,189
Computer expense	39,862	41,671
Depreciation and amortization	11,753	12,135
Dues and subscriptions	14,463	14,867
Equipment rental	3,745	2,247
Insurance	69,171	71,473
Maintenance and repairs	1,794	1,823
Market data communications	89,874	73,026
Messenger and delivery	694	908
Office expense	18,070	18,577
Officer's compensation	300,000	300,000
Payroll taxes	50,407	57,693
Postage	2,380	2,799
Printing	4,176	8,945
Professional fees	27,835	35,016
Registration fees	4,572	4,972
Rent	100,685	98,131
Retirement plan expense	27,667	27,500
Salaries and wages	526,685	583,777
Taxes, other	3,842	3,566
Telephone	10,980	11,228
Travel and entertainment	8,909	14,110
Utilities	4,249	5,028
	$ 1,488,909	$ 1,544,503

GARRETT NAGLE & COMPANY, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012 and 2011

	2012	2011
Capital		
Common stock	$ 25,000	$ 25,000
Additional paid-in capital	17,428	17,428
Retained Earnings	685,591	648,242
Unrealized holding gains	331,923	170,833
Total Capital	1,059,942	861,503
Nonallowable assets:		
Restricted cash	25,016	24,867
Prepaid expenses	2,863	3,090
Property and equipment, net	28,022	35,495
Total nonallowable assets	55,901	63,452
Net capital before security haircuts	1,004,041	798,051
Security haircuts	127,579	105,405
Net capital	876,462	692,646
Minimum dollar net capital requirement	100,000	100,000
Excess net capital	$ 776,462	$ 592,646
Aggregate indebtedness	$ 471,332	$ 475,228
Ratio of aggregate indebtedness to net capital	.54 to 1	.69 to 1

GARRETT NAGLE & COMPANY, INC.

Reconciliation of Net Capital Computation
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

A reconciliation of the net capital computation included herein (page 16) with the unaudited net capital computation included in the FOCUS Report as of December 31, 2012 is as follows:

Unaudited net capital at December 31, 2012	$ 876,462
Differences	-
Audited net capital at December 31, 2012	$ 876,462

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

35 BRAINTREE HILL OFFICE PARK

BRAINTREE, MASSACHUSETTS 02184-8709

TEL. (781) 843-6601
FAX (781) 849-6772

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Stockholder and Board of Directors
Garrett Nagle & Company, Inc.
Woburn, Massachusetts

In planning and performing our audit of the financial statements and supplementary information of Garrett Nagle & Company, Inc. (the "Company") for the years ended December 31, 2012 and 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder and Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider, Schneider + Associates, P.C.

February 1, 2013

COMPUTATION AND RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012 AND 2011

Garrett Nagle & Company, Inc. is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (ii).

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS